UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 68090 / October 24, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-15028

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In the Matter of   :
                                                         :   ORDER MAKING FINDINGS AND
ENWIN RESOURCES, INC.   :   REVOKING REGISTRATION BY
                                                         :   DEFAULT

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       The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP) on September 18, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Enwin Resources, Inc. (Enwin), has repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

       The Office of the Secretary and the Division of Enforcement have provided evidence that Enwin, through its registered agent, was served with the OIP on September 19, 2012. See 17 C.F.R. § 201.141(a)(2)(ii). To date, Enwin has not filed its Answer, which was due ten days after service of the OIP. OIP at 2; 17 C.F.R. §§ 201.160(b), .220(b).

       Enwin is in default for failing to file an Answer, appear at the prehearing conference on October 15, 2012, or otherwise defend the proceeding. 17 C.F.R. §§ 201.155(a), .220(f), .221(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

Findings of Fact and Law

       Enwin, Central Index Key No. 1195584, is a defaulted Nevada corporation located in Zollikon, Switzerland, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Enwin is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended May 31, 2009, which reported a net loss of $156,632 for the prior nine months. As of September 12, 2012, the common stock of Enwin was quoted on OTC Link (formerly "Pink Sheets") operated by OTC Markets Inc., had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Enwin has failed to receive delinquency letters sent to it by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, as a result of its failure to maintain a valid address on file with the Commission as required by Commission rules.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

Sanction and Order

Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer of a security has failed to comply with a provision of the Exchange Act or the rules thereunder. As a result of the foregoing, Enwin has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. I conclude on these facts that revocation of the registration of each class of the registered securities of Enwin is both necessary and appropriate for the protection of investors.

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Enwin Resources, Inc., is hereby REVOKED.

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Brenda P. Murray
Chief Administrative Law Judge